Neovasc Announces Offering of Convertible Debt and Warrants for Gross Proceeds of up to US$5.0 Million, Warrant Exchange Transaction and Repayment of 2017 Convertible Notes and Related Settlement

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, announced today 1) an offering ("Offering") of convertible notes ("2020 Notes") and warrants ("2020 Warrants") to Strul Medical Group for gross proceeds of up to US$5.0 Million; 2) all of the Company's remaining 2017 Notes have been fully repaid or converted ("2017 Note Settlement"); 3) Neovasc entered into a settlement agreement with certain holders (the "2017 Holders") of the 2017 Notes whereby the Company will issue warrants ("Settlement Warrants") to such holders and 4) Neovasc entered into an agreement ("Exchange Agreement") to exchange most of the outstanding warrants issued in January 2020 for common shares of the Company ("Exchange Shares").  The combined transactions improve the fully diluted share capital of the Company, and are designed to allow the Company to pursue refinancing options with long term investors who understand the overall potential of the Company's portfolio of products.

Following the completion of the transactions the Company will have an issued and outstanding share capital of 12,306,270 common shares of the Company ("Common Shares") and a fully diluted share capital of 21,226,518.

"We are pleased to have been able to take strategic action in the last few days, to fundamentally change our balance sheet and strengthen our capital structure, including leaving behind the two 2017 note holders, who saved the company in 2017, and who have achieved a large positive return on their investments, but have different future objectives. It is time for the company to move on. The settlement of the remaining 2017 Notes and the exchange of a large portion of the January 2020 warrants for equity remove significant overhangs on our fully diluted capital structure. We continue to work with our investors as we significantly reposition Neovasc to execute on our core four value creation strategies," said Fred Colen, Chief Executive Officer of Neovasc.

"The Strul Medical Group is pleased to announce that we have agreed to make an additional add-on investment of $5,000,000 in Neovasc," said Strul Medical Group principal Aubrey Strul. "Together with our initial $11,500,000 investment in May of 2019, this brings our total investment in Neovasc to $16,500,000.  The leadership, the management team, the team of engineers and scientists, the array of patents and an incredible corporate culture is very impressive. We are expecting great things from Neovasc and we look forward to the time when these great products will do great things for the people of the world who are in need of minimally invasive Mitral Valve replacements and for optimal treatment of Refractory Angina."

Pursuant to the Offering the Company will issue the 2020 Notes, convertible at $2.81525 per Common Share for 1,776,041 Common Shares, and 2,573,959 2020 Warrants exercisable at $2.634 per 2020 Warrant share with a 4 year term.  The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date. The 2020 Notes will have a maturity date of 48-months after issuance with the holder's option for early redemption at 24-months. The Offering will be completed in two tranches comprised of an initial closing ("Initial Closing") of US$4 million aggregate principal amount of 2020 Notes and 2,573,959 2020 Warrants and an additional closing ("Final Closing") of US$1,000,000 aggregate principal amount of 2020 Notes. Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™ (the "Reducer"), development of the Tiara™ (the "Tiara") and general corporate and working capital purposes.

Pursuant to the 2017 Note Settlement, the Company made a final payment of $2,897,000 to holders of the 2017 Notes and $1,016,000 in 2017 Notes was converted for the issuance of 500,014 Common Shares. The Company and certain holders of the 2017 Notes have also agreed to a mutual release (the "Settlement") in return for the issuance by the Company, in the aggregate, of 500,000 Settlement Warrants to such holders. Each Settlement Warrant entitles the holder to purchase one common share in the capital of the Company at an exercise price of US$2.634 per Settlement Warrant for a period of 4 years following issuance and are subject to transfer/leak-out restrictions, including volume and public float restrictions.

Pursuant to the Exchange Agreement, the Company will issue an aggregate of 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 warrants outstanding (the "Exchange") on the basis of approximately 0.3092 of an Exchange Share for each warrant. After the exchange there will be 250,000 January 2020 warrants outstanding. Exchange Shares issued in the Exchange are subject to transfer/leak-out restrictions, including volume and public float restrictions.

The Notes, 2020 Warrants, Settlement Warrants and Exchange Shares will be qualified for distribution in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a prospectus supplement to the Company's base shelf prospectus dated July 12, 2018. Prospectus supplements relating to the Offering and Exchange will be available on the Company's profile on the SEDAR website at www.sedar.com.

The Company is relying upon the exemption set forth in Section 602.1 of the TSX Company Manual for the issuance of Notes, 2020 Warrants, Settlement Warrants and Exchange Shares, which provides that the Toronto Stock Exchange will permit certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

The Exchange, Settlement and Initial Closing are expected to be completed the week of May 25, 2020, subject to satisfaction of customary closing conditions, including approval of the TSX. The Final Closing is expected to close on or about June 3, 2020.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to the Company intending to pursue opportunities to pursue refinancing transactions, the outstanding share capital following the transactions, the intended use of proceeds from the Offering and the expected closing dates of the transactions set forth herein. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion or exercise of the Company's existing securities, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018 or 2019; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.